THE RBB FUND TRUST 485BPOS

Exhibit 99.(l)(17)

PURCHASE AGREEMENT

The RBB Fund Trust (the “Trust”), a Delaware statutory trust, and Opal Capital LLC (“Opal”), intending to be legally bound, hereby agree with each other as follows:

1.  The Trust hereby offers Opal and Opal hereby purchases one (1) share each (each, a “Share” and collectively, the “Shares”) of the Pathfinder Focused Opportunities ETF and Pathfinder Disciplined US Equity ETF (each a “Fund”) at price per Share equivalent to the net asset value per Share of each respective Fund as determined on December 22, 2025.

2.   The Trust hereby acknowledges receipt from Opal of funds in the amount of $50 in full payment for the Shares.

3.   Opal represents and warrants to the Trust that the Shares are being acquired for investment purposes and not with a view to the distribution thereof.

4.   This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of December 22, 2025.

The RBB Fund Trust

By:	/s/ James. G. Shaw
Name:	James G. Shaw
Title	Chief Financial Officer, Chief Operating Officer and Secretary

Opal Capital LLC

By:	/s/ Austin Graff
Name:	Austin Graff
Title:	Chief Investment Officer